Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

19 June 2014

PRIMA BIOMED TO PRESENT AT 2014 WAGO ANNUAL MEETING

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, “the Company”) today advised that the Western Association of Gynecologic Oncologists (WAGO) Program Committee has accepted the abstract entitled “Treatment with Mucin 1-Autologous Dendritic Cell Therapy Significantly Improves Progression-Free Survival in Ovarian Cancer Patients in Second Remission” for oral presentation at the Ovarian Cancer Session at the 2014 WAGO Annual Meeting to be held from June 25-28, 2014 in California.

Dr. Heidi Gray, lead investigator, will deliver a presentation on final progression free survival (PFS) and interim overall survival (OS) data for Epithelial Ovarian Cancer patients in First or Second Remission (the CAN-003 protocol). As outlined in her presentation to the American Society of Clinical Oncology (ASCO) Annual Meeting on 31 May and as previously announced, Dr Gray will highlight the positive trends demonstrated in PFS and OS for CVac in the second remission patient population.

The following are specific details regarding Prima’s presentation.

Event: 2014 WAGO Annual Meeting

Date: Thursday, June 26, 2014

Time: 10:35am – 10:45am

Location: Ritz Carlton Lake Tahoe, Salon III

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell- based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889